Filed Pursuant to Rule 433
Registration No. 333-121744
June 15, 2006

STRUCTURED EQUITY PRODUCTS

New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
Accelerated	Medium-Term Notes, Series B Linked to the Composite
Market	Performance of the SGX CNX NIFTY Index Futures Contract, due
Participation	June [ ], 2009
Securities
These Notes are Not Principal Protected

INVESTMENT HIGHLIGHTS

•	3-year term to maturity.

•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A by S&P).

•	Issue Price: 100.00% of the Principal Amount (99.00% for investors who purchase a principal amount of at least $1,000,000).

•	Linked to the Composite Performance of the SGX CNX NIFTY Index Futures Contract.

•	If the composite value of the Index Futures Contract has increased over the term of the Notes, the Notes will pay a return equal to [125 — 135]% of such percentage increase.

•

The Notes are not principal protected. If the composite value of the Index Futures Contract has declined over the term of the Notes, the Notes will pay the principal amount reduced by such percentage decline.

•	The Notes will not bear interest or reflect the payment of dividends.

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

Structured Products Group

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the SGX CNX Nifty (India) Index Futures Contract. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.   Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement discussed below.

Issuer:	The Bear Stearns Companies Inc. (“BSC”).
Issuer’s Rating:	A1 / A (Moody’s / S&P).
CUSIP Number:	073928Q63.
Issue Price:	100.00% of principal (the “Principal Amount”) (99.00% for investors who purchase a principal amount of at least $1,000,000).
Principal Amount:	To be disclosed in the final pricing supplement.
Denominations:	$1,000 per Note.
Selling Period Ends:	June [ ], 2006
Pricing Date:	June [ ], 2006
Settlement Date:	June [ ], 2006
Calculation Date:	June [ ], 2009
Maturity Date:	June [ ], 2009 (for a term of 3-years).
Reference Futures Contract:	SGX CNX Nifty Index Futures Contract (Bloomberg: IHA <Index>).
Cash Settlement Value:

On the Maturity Date you will receive the Cash Settlement Value, an amount in cash that depends upon the relation of the Final Composite Level to the Initial Composite Level. If, at maturity, the Final Composite Level is greater than or equal to the Initial Composite Level, we will pay you an amount per Note in cash equal to the principal amount of the Notes, plus:

If, at maturity, the Final Composite Level is less than the Initial Composite Level, you will receive less, and possibly significantly less, than the principal you invested. In this case, we will pay you, per Note:

Upside Participation Rate:	[125 — 135]%.
Exchange Rate:

Equals the USD/INR “spot” exchange rate at approximately 10:00 a.m. New York time on the applicable Business Day, expressed as the number of Indian rupees per one U.S. dollar, as determined by the Calculation Agent (Bloomberg ticker symbol INR <Curncy>).

Futures Level:	The settlement price of the Reference Futures Contract (prompt month) on the applicable Business Day.
Composite Level:	The Futures Level on the applicable Business Day divided by the USD/INR Exchange Rate on that same Business Day.
Initial Exchange Rate:	Equals the USD/INR Exchange Rate on the Pricing Date.
Final Exchange Rate:	Equals the USD/INR Exchange Rate on June [ ], 2009, the “Calculation Date.”
Initial Composite Level:	Equals the Futures Level on the Pricing Date divided by the Initial Exchange Rate.
Final Composite Level:	To be determined by the Calculation Agent; equals the Futures Level on the Calculation Date divided by the Final Exchange Rate.
Business Day Convention:	New York, London, England, Singapore and Mumbai.
Clearing:	DTC
Listing:	Not Listed

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated February 2, 2005 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated June 13, 2006 (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The Pricing Supplement and the accompanying Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows: http://www.sec.gov/Archives/edgar/data/777001/000104746906008475/a2171068z424b5.htm

The following chart sets forth comparative data regarding the levels of the S&P 500®, Dow Jones EUROSTOXX 50® Index, S&P CNX Nifty Index and the MSCI Emerging Markets IndexSM during the period between December 30, 1999 and June 13, 2006. We obtained the data from public sources and believe it to be accurate. The historical performance of those indices should not be taken as an indication of the future performance of those indices. The actual performance of the S&P CNX Nifty Index during the term of the Notes may bear little relation to the historical performance depicted below.

ILLUSTRATIVE EXAMPLES

The following is an illustrative table demonstrating the hypothetical scenarios where the return is calculated given an increase or decline in either or both of the SGX CNX Nifty Index Futures Contract (“IHA”) and the USD/INR Exchange Rate, assuming an Upside Participation Rate of 125%. These examples do not purport to be representative of every possible scenario concerning increases or decreases in the value of the IHA or of the movements that are likely to occur with respect to the USD/INR Exchange Rate. You should not construe these examples or the data included in the tables as an indication of the expected performance of the Notes. Some amounts are rounded and actual returns may be different. The following illustrative examples demonstrate that your return will be dependent upon two independent variables:  the IHA Level on the Calculation Date and the USD/INR Exchange Rate on that date.

Assumptions:

•                  Investor purchases $1,000 principal amount of Notes at the initial offering price of $1,000.

•                  Investor holds the Notes to maturity.

•                  All returns are based on a 3-year term; pre-tax basis.

•                  No Market Disruption Events, Currency Disruption Events or Events of Default occur during the term of the Notes.

		Scenario 1: IHA up, Rupee strengthens	Scenario 2: IHA down, Rupee weakens	Scenario 3: IHA up, Rupee weakens	Scenario 4: IHA down, Rupee Strengthens
	Initial	Final
IHA Level:	3,000	4,200	2,100	4,200	2,100
USD/INR Exchange Rate:	45.00	40.00	50.00	50.00	40.00
Composite Level:	66.67	105.00	42.00	84.00	52.50
Composite Return:		+57.49	-37.00%	+25.99%	-21.25%
Variable Return (UPR = 125%):		+71.86%	-37.00%	+32.49%	-21.25%
Note Redemption Value:		$1,718.60	$630.00	$1,324.90	$787.50

Example of an Alternative Product on India:

The following is an illustrative graph depicting an example of an alternative product on India — the closed-end India Fund, Inc. (Bloomberg: IFN <Equity>), which is currently trading at approximately a 25% premium to net asset value (“NAV”). The India Fund, Inc. is one of the main vehicles U.S.-based investors have had until now to access the Indian market. The above-described Notes are an alternate and potentially more efficient way for U.S.-based investors to access the Indian market.

•                  The Notes are linked to the IHA (divided by the USD/INR Exchange Rate). The IHA generally reflects the movements of the S&P CNX Nifty Index. The Notes will give investors access to the IHA at its settlement price and not at an approximately 25% premium to asset value.

•                  Potential leverage in the increase, if any, in the value of the IHA (divided by the USD/INR Exchange Rate). Investors in the Notes will enjoy [125 — 135]% leverage to any upside appreciation of the IHA (divided by the USD/INR Exchange Rate), with no similar leveraged exposure to declines. By contrast, an investment in the India Fund does not provide a leveraged return with respect to any appreciation.

•                  The India Fund currently trades at a premium in relation to the NAV of its underlying shares. However, it may, in the future, be subject to tracking error and trade at a discount in relation to the NAV of its underlying shares. In contrast, the Cash Settlement Value of the Notes will depend on the increase or decrease in the value of the IHA (divided by the USD/INR Exchange Rate) and is therefore not subject to the same type of potential tracking error that could occur in the India Fund. (As described in “Selected Risk Considerations” below, however, the settlement price of the IHA on any given trading day may diverge from the level of the S&P CNX Nifty Index on that day).

•                  However, an investor with certain investment objective may prefer investing directly in the India Fund, e.g., because the India Fund entitles an investor to dividends and because it is actively managed.

SELECTED RISK CONSIDERATIONS

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections “Risk Factors” beginning on pages S-3 and PS-12, respectively, in the Prospectus Supplement and Pricing Supplement.

•                                               Suitability of Notes for Investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•                                               Not Principal Protected — The Notes are not principal protected. If the value of the IHA (divided by the USD/INR Exchange Rate) has declined over the term of the Notes, the Notes will pay the principal amount reduced by such percentage decline. In that case, you will receive less, and possibly significantly less, than the initial public offering price of $1,000.

•                                               Secondary Market — Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop; and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of any such bids be predicted.

•                                                 No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the stocks underlying the S&P CNX Nifty Index; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•                                                 Taxes — The U.S. federal income tax consequences of an investment in the Notes are uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled forward contracts linked to the value of the IHA (divided by the USD/INR Exchange Rate) and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Assuming the Notes are treated as pre-paid cash-settled forward contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes). However, other treatments are possible. You should review the discussion under the section “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement and consult with your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes.

•                                                 Losses in either the IHA or the USD/INR Exchange Rate could eliminate or reduce gains in the other price referent — The IHA and the USD/INR Exchange Rate may not move in tandem and an increase in one or the other of those referents may be offset by a decrease in the other referent.

•                                                 Potential Disruptions in the International Markets — The S&P CNX Nifty Index includes securities issued by international companies. The international securities markets may be affected by market disruptions that could cause the prices and performance of the securities underlying the S&P CNX Nifty Index to be adversely affected and affect the calculation of the Final Composite Level.

•                                                 The settlement price of the IHA may diverge from the level of the S&P CNX Nifty Index — The daily settlement price of the IHA is determined based on the NSE CNX Nifty Index futures contract last traded price at the close of their session (absent unusual circumstances). Parties participating in the trading of that futures contract may be influenced by different considerations than those investing in the stocks comprising the S&P CNX Nifty Index and the closing price of that futures contract will reflect market expectations regarding the level of the S&P CNX Nifty Index on the expiration date of that futures contract, rather than the level of the S&P CNX Nifty Index on that trading day. Therefore, there may be a discrepancy between the daily settlement price of the IHA and the level of the S&P CNX Nifty Index. We expect that on the final settlement day of the IHA the settlement price of the IHA and the S&P CNX Nifty Index will be equal; however, we can give no assurances that this will occur. In addition, the final settlement date of the IHA may occur on a different date than the Calculation Date.

•                                                 The Notes are subject to foreign exchange risk — Your return on the Notes will be based, in part, upon the USD/INR Exchange Rate. The price relationship between the U.S. dollar and the Indian rupee may be highly volatile and varies based on a number of interrelated factors, including the supply and demand for each currency, political, economic, legal, financial, accounting and tax matters and other actions that we cannot control.

LICENSE AGREEMENT

The Note is not sponsored, endorsed, sold or promoted by Singapore Exchange Limited (“SGX”) or its licensors. SGX makes no representation or warranty, express or implied, to the owners of the Note(s) or any member of the public regarding the advisability of investing in securities generally or in the Note(s) particularly or the ability of the IHA to track the general stock market performance in India. SGX makes no express or implied warranties and expressly disclaims all warranties of merchantability or fitness for a particular purpose. SGX and  their respective licensors shall not be liable (including in negligence) for any and all loss arising out of use of the Note by any person. SGX shall have no liability for any errors, omissions, or interruptions relating to the IHA. Without limiting any of the foregoing in no event shall SGX have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages. “SGX” is a trade mark of Singapore Exchange Limited and is used under a license. Any unauthorized use by third parties of SGX trademarks is strictly prohibited.